UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Price Notification from the NYSE

On September 22, 2022, Babylon Holdings Limited (“Babylon”) issued a press release announcing that it received notice from the New York Stock Exchange (the “NYSE”) that it is not in compliance with the NYSE rule that requires listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period, and that Babylon plans to cure the deficiency by effecting a reverse share split as soon as possible in the fourth quarter of 2022. The press release is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Exhibit Title

99.1	Press release, dated September 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: September 22, 2022	/s/ Ali Parsadoust
Ali Parsadoust
Chief Executive Officer